SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT

      (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934 AND
                     RULE 13E-3 (SS. 240.13E-3) THEREUNDER)

                                  Firecom, Inc.

                              (NAME OF THE ISSUER)

                                  Firecom, Inc.

                              ALRM Acquisition Inc.

                                   Paul Mendez

                       (NAMES OF PERSONS FILING STATEMENT)


        Common Stock, $.01 par value per share, CUSIP Number 318157 10 4 Class A Common Stock, $.01 par value per share, CUSIP Number 318157 20 3

                 (TITLE AND CUSIP NUMBER OF CLASS OF SECURITIES)

                                   Paul Mendez
    President, Chief Executive Officer and Chairman of the Board of Directors
                                  Firecom, Inc.
                                39-27 59th Street
                            Woodside, New York 11277
                                 (718) 899-6100

                                   Copies to:

                                  Gregory Katz
                            Thelen Reid & Priest LLP
                               40 West 57th Street
                            New York, New York 10019
                                 (212) 603-2000

  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
           AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)

                            ------------------------

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A (ss.ss. 240.14a-1 through 240.14b-1), Regulation 14C (ss.ss. 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (ss.240.13E-3(c)) under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c.   [ ]  A tender offer.
d.   [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE

          Transaction Valuation*                  Amount of Filing Fee
          ----------------------                  --------------------
              $2,845,988.80                              $569.20


* Pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and by ss.ss.240.0-11(a) and 11(c) thereunder, the transaction value was calculated on the cash merger consideration of $0.80 per share of Common Stock and Class A Common Stock plus, for each option to acquire shares of the Common Stock that will be vested at the effective time of the proposed merger, the difference between $0.80 and the exercise price of such option, per share. The filing fee is equal to one fiftieth of one percent of the transaction valuation so calculated.

[X] Check the box if any part of the fee is offset as provided by ss.240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid: $569.20

     Form or Registration No.: Schedule 14A

     Filing Party: Firecom, Inc.

     Date Filed: April 25, 2001

     This Rule 13e-3 Transaction Statement (this "Statement") relates to the Agreement and Plan of Merger dated as of April 3, 2001 (the "Merger Agreement"), by and between ALRM Acquisition Inc., a New York corporation (the "Purchaser"), and Firecom, Inc., a New York corporation ("Firecom"). The Purchaser was formed for the purpose of consummating the Merger (as defined below). A copy of the Merger Agreement is attached as Annex A to the preliminary proxy statement filed by Firecom contemporaneously herewith (including all annexes thereto, the "Proxy Statement"). The Proxy Statement is attached hereto as Exhibit (a)(1).

     Upon the terms and subject to the conditions of the Merger Agreement, at the Effective Time (as defined below) (i) the Purchaser will be merged with and into Firecom (the "Merger") and (ii) each outstanding share of Common Stock or Class A Common Stock of Firecom (other than shares owned by the Purchaser and shares as to which appraisal rights are properly perfected and not withdrawn) will be converted into the right to receive $0.80 in cash, without interest, and options will be treated as more fully described herein. The "Effective Time" of the Merger will be the later of the date and time of the filing of the Certificate of Merger with the Department of State of State of New York or such later time established by the Certificate of Merger.

     Concurrently with the filing of this Schedule 13E-3, Firecom is filing with the Securities and Exchange Commissions the Proxy Statement under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the special meeting of the shareholders of Firecom at which the shareholders will consider and vote upon a proposal to approve and adopt the Merger Agreement and authorize the Merger.

     A copy of the Proxy Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex B to the Proxy Statement. All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Exchange Act.

     All information contained in this Schedule 13E-3 concerning Firecom has been supplied by Firecom, all information concerning the Purchaser has been supplied by the Purchaser and all information concerning Paul Mendez has been supplied by Paul Mendez.

     The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Statement will be amended to reflect such completion or amendment of the preliminary Proxy Statement. Capitalized terms used but not defined herein shall have the meanings given to them in the Proxy Statement.

     The filing of this Statement shall not be construed as an admission by Firecom, or by the Purchaser or its affiliates, that Firecom is "controlled" by the Purchaser or any of its affiliates or that any of the Purchaser or any of its affiliates is an "affiliate" of Firecom within the meaning of Rule 13E-3 under Section 13(e) of the Exchange Act.

Item 1.             Item 1001      Summary term sheet. The information
Summary Term                       contained in the section of the Proxy
Sheet                              Statement entitled "SUMMARY TERM SHEET" is
                                   incorporated herein by reference.

Item 2.             Item 1002(a)   Name and address.  The information contained
Subject Company                    in the section of the Proxy Statement
Information                        entitled "SUMMARY TERM SHEET--The Merger" is
                                   incorporated herein by reference.

                    Item 1002(b) Securities. The information contained in the sections of the Proxy Statement entitled "SUMMARY TERM SHEET--Special Meeting of the Shareholders" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

                    Item 1002(c) Trading market and price. The information contained in the section of the Proxy Statement entitled "MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS" is incorporated herein by reference.


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


                    Item 1002(d) Dividends. The information contained in the sections of the Proxy Statement entitled "MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS" and "CERTAIN PROVISIONS OF THE MERGER AGREEMENT--Interim Operations of Firecom; Conduct Pending Merger" is incorporated herein by reference.

                    Item 1002(e)   Prior public offerings.  Not applicable.

                    Item 1002(f)   Prior stock purchases.  Not applicable.

Item 3.             Item 1003(a)   Name and address. The information contained
Identity and                       in the sections of the Proxy Statement
background of                      entitled "SUMMARY TERM SHEET--The Merger,"
Filing Person                      "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                                   OWNERS AND MANAGEMENT" and "MANAGEMENT OF
                                   FIRECOM" is incorporated herein by reference.

                    Item 1003(b) Business and background of entities. The information contained in the sections of the Proxy Statement entitled "SUMMARY TERM SHEET--The Merger," "PARTIES TO THE MERGER" and "MANAGEMENT OF FIRECOM" is incorporated herein by reference.

                    Item           Business and background of natural persons.
                    1003(c)(1)-(5) The information contained in the sections of the Proxy Statement entitled "THE PURCHASER,"
                                   "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                                   OWNERS AND MANAGEMENT" and "MANAGEMENT OF
                                   FIRECOM" is incorporated herein by reference.

                    Item 1003(d)   Tender Offer.  Not applicable.

Item 4.             Item           Material terms  - tender offers.
Terms of            1004(a)(1)     Not applicable.
Transaction

                    Item           Material terms - mergers or similar
                    1004(a)(2)     transactions.  The information contained
                                   in the sections of the Proxy Statement
                                   entitled "SUMMARY TERM SHEET,"
                                   "INTRODUCTION," "PARTIES TO THE MERGER,"
                                   "SPECIAL FACTORS--Reasons for and Fairness of the Merger," "SPECIAL FACTORS--Position of the Purchaser and Mr. Mendez as to the Fairness of the Merger; Purpose of the Merger," "SPECIAL FACTORS--Opinion of
                                   Financial Advisor" "SPECIAL
                                   FACTORS--Conflicts of Interest," "SPECIAL
                                   FACTORS--Certain Effects of the Merger,"
                                   "SPECIAL FACTORS--Treatment of Stock
                                   Options," "SPECIAL FACTORS--Voting
                                   Agreement," "SPECIAL FACTORS--Federal Income
                                   Tax Considerations," and "CERTAIN PROVISIONS
                                   OF THE MERGER AGREEMENT" is incorporated herein by reference.

                    Item 1004(c) Different terms. The information contained in the sections of the Proxy Statement entitled "SPECIAL FACTORS--Background of the Merger" "SPECIAL FACTORS--Conflicts of Interest," "SPECIAL FACTORS--Certain Effects of the Merger," "SPECIAL FACTORS--Treatment of Stock Options," "SPECIAL FACTORS--Voting Agreement" and "SPECIAL FACTORS--Appraisal Rights" is incorporated herein by reference.

                    Item 1004(d) Appraisal rights. The information contained in the section of the Proxy Statement entitled "SPECIAL FACTORS--Appraisal
                                   Rights" and Annex C to the Proxy Statement,


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


                                   Sections 623 and 910 of the New York Business Corporation Law, is incorporated herein by reference.

                    Item 1004(e) Provisions for unaffiliated security holders. Firecom, the Purchaser and Paul Mendez have made no provisions in connection with this transaction to grant unaffiliated security holders access to corporate files of either Firecom or the Purchaser or to obtain counsel or appraisal services at the expense of Firecom, the Purchaser or Paul Mendez.

                    Item 1004(f) Eligibility for listing or trading. Not applicable.

Item 5.             Item 1005(a)   Transactions. The information contained in
Past Contacts,                     the sections of the Proxy Statement entitled
Transactions,                      "SPECIAL FACTORS--Conflicts of Interest" and
Negotiations and                   "MANAGEMENT OF FIRECOM" is incorporated
Agreements.                        herein by reference.

                    Item 1005(b) Significant corporate events. The information contained in the sections of the Proxy Statement entitled "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Reasons for and Fairness of the Merger," "SPECIAL FACTORS--Position of the Purchaser and Mr. Mendez as to the Fairness of the Merger; Purpose of the Merger," "SPECIAL FACTORS--Opinion of Financial Advisor" "SPECIAL FACTORS--Conflicts of Interest" and "SPECIAL FACTORS--Voting Agreement" is incorporated herein by reference.

                    Item 1005(c) Negotiations or contacts. The information contained in the sections of the Proxy Statement entitled "SPECIAL
                                   FACTORS--Background of the Merger," "SPECIAL
                                   FACTORS--Reasons for and Fairness of the Merger," "SPECIAL FACTORS--Position of the Purchaser and Mr. Mendez as to the Fairness of the Merger; Purpose of the Merger," "SPECIAL FACTORS--Opinion of Financial Advisor," "SPECIAL FACTORS--Conflicts of Interest" and "SPECIAL FACTORS--Voting Agreement" is incorporated herein by reference.

                    Item 1005(e) Agreements involving the subject company's securities. The information contained in the sections of the Proxy Statement entitled "SPECIAL FACTORS--Voting Agreement,"
                                   "SPECIAL FACTORS--Treatment of Stock
                                   Options," "CERTAIN PROVISIONS OF THE MERGER
                                   AGREEMENT--Treatment of Stock Options" and
                                   "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                                   OWNERS AND MANAGEMENT" is incorporated
                                   herein by reference.

Item 6.             Item 1006(b)   Use of Securities Acquired. The information
Purposes of the                    contained in the sections of the Proxy
Transaction and                    Statement entitled "SPECIAL FACTORS--Certain
Plans or Proposals.                Effects of the Merger," "SPECIAL
                                   FACTORS--Treatment of Stock Options,"
                                   "CERTAIN PROVISIONS OF THE MERGER
                                   AGREEMENT--Conversion and Cancellation of
                                   Firecom Stock" and "CERTAIN PROVISIONS OF
                                   THE MERGER AGREEMENT--Treatment of
                                   Stock Options" is incorporated herein by reference.

                    Item           Plans. The information contained in the
                    1006(c)(1)-(8) sections of the Proxy Statement entitled
                                   "SUMMARY TERM SHEET--The Merger," "SPECIAL
                                   FACTORS--Background of the Merger," "SPECIAL
                                   FACTORS--Certain Effects of the Merger,"


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


                                   "CERTAIN PROVISIONS OF THE MERGER
                                   AGREEMENT--Prior to the Effective Time of the Merger," "CERTAIN PROVISIONS OF THE MERGER AGREEMENT--Effective Time of the Merger," "CERTAIN PROVISIONS OF THE MERGER AGREEMENT--Conversion and Cancellation of Firecom Stock" and "SELECTED FINANCIAL DATA" is incorporated herein by reference.

Item 7.             Item 1013(a)   Purposes.  The information contained in the
Purposes,                          sections of the Proxy Statement entitled
Alternatives and                   "SPECIAL FACTORS--Background of the Merger,"
Effects.                           "SPECIAL FACTORS--Reasons for and Fairness
                                   of the Merger," "SPECIAL FACTORS--Position of the Purchaser and Mr. Mendez as to the Fairness of the Merger; Purpose of the Merger" and "SPECIAL FACTORS--Certain
                                   Effects of the Merger," is incorporated
                                   herein by reference.

                    Item 1013(b) Alternatives. The information contained in the sections of the Proxy Statement entitled "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Reasons for and Fairness of the Merger" and "CERTAIN PROVISIONS OF THE MERGER AGREEMENT--Alternative Proposals" is incorporated herein by reference.

                    Item 1013(c) Reasons. The information contained in the sections of the Proxy Statement entitled "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Reasons for and Fairness of the Merger," "SPECIAL FACTORS--Position of the Purchaser and Mr. Mendez as to the Fairness of the Merger; Purpose of the Merger" and "SPECIAL FACTORS--Certain Effects of the Merger" is incorporated herein by reference.

                    Item 1013(d) Effects. The information contained in the sections of the Proxy Statement entitled "SUMMARY TERM SHEET--The Merger," "SPECIAL FACTORS--Conflicts of Interest," "SPECIAL
                                   FACTORS--Certain Effects of the Merger,"
                                   "SPECIAL FACTORS--Treatment of Stock
                                   Options," "SPECIAL FACTORS--Voting
                                   Agreement," "SPECIAL FACTORS--Appraisal
                                   Rights," "SPECIAL FACTORS--Federal Income
                                   Tax Considerations," "SPECIAL
                                   FACTORS--Regulatory Approvals," "CERTAIN
                                   PROVISIONS OF THE MERGER
                                   AGREEMENT--Effective Time of the Merger,"
                                   "CERTAIN PROVISIONS OF THE MERGER
                                   AGREEMENT--Conversion and Cancellation of
                                   Firecom Stock," "CERTAIN PROVISIONS OF THE
                                   MERGER AGREEMENT--Purchaser Stock," "CERTAIN
                                   PROVISIONS OF THE MERGER
                                   AGREEMENT--Treatment of Stock Options,"
                                   "CERTAIN PROVISIONS OF THE MERGER
                                   AGREEMENT--Exchange Procedures," "CERTAIN
                                   PROVISIONS OF THE MERGER
                                   AGREEMENT--Indemnification," "FUNDING OF THE
                                   MERGER--Expenses of the Merger" and
                                   "SELECTED FINANCIAL DATA" is incorporated herein by reference.

Item 8.             Item 1014(a)   Fairness. The information contained in the
Fairness of the                    sections of the Proxy Statement entitled
Transaction.                       "SPECIAL FACTORS--Background of the Merger,"
                                   "SPECIAL FACTORS--Reasons for and Fairness of the Merger," "SPECIAL FACTORS--Position of the Purchaser and Mr. Mendez as to the Fairness of the Merger; Purpose of the Merger" and "SPECIAL FACTORS--Conflicts of
                                   Interest" is incorporated herein by
                                   reference.

                    Item 1014(b) Factors considered in determining fairness. The information contained in the sections of the Proxy Statement entitled "SPECIAL FACTORS--Background of the Merger," "SPECIAL
                                   FACTORS--Reasons for and Fairness of the Merger," "SPECIAL FACTORS--Position of the Purchaser and Mr. Mendez as to the Fairness of the Merger; Purpose of the Merger," "SPECIAL FACTORS--Opinion of Financial Advisor" and "SPECIAL FACTORS--Conflicts of


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


                                   Interest" is incorporated herein by
                                   reference.

                    Item 1014(c) Approval of security holders. The information contained in the section of the Proxy Statement entitled "VOTING AND PROXIES--Vote Required" is incorporated herein by reference.

                    Item 1014(d) Unaffiliated representative. The information contained in the section of the Proxy Statement entitled "SPECIAL FACTORS--Reasons for and Fairness of the Merger" is incorporated herein by reference.

                    Item 1014(e) Approval of the Directors. The information contained in the sections of the Proxy Statement entitled "SPECIAL
                                   FACTORS--Background of the Merger," "SPECIAL
                                   FACTORS--Reasons for and Fairness of the Merger" and "SPECIAL FACTORS--Conflicts of Interest" is incorporated herein by reference.

                    Item 1014(f)   Other offers.  Not applicable.

Item 9.             Item 1015(a)   Report, opinions or appraisal. The
Reports, Opinions,                 information contained in the sections of the
Appraisals and                     Proxy Statement entitled "SPECIAL
Negotiations.                      FACTORS--Background of the Merger," "SPECIAL
                                   FACTORS--Reasons for and Fairness of the Merger" and "SPECIAL FACTORS--Opinion of
                                   Financial Advisor" is incorporated herein by reference.

                    Item 1015(b) Preparer and summary of the report, opinion or appraisal. The information contained in the sections of the Proxy Statement entitled "SPECIAL FACTORS--Background of the Merger" and "SPECIAL FACTORS--Opinion of Financial Advisor" is incorporated herein by reference.

                    Item 1015(c) Availability of Documents. The information contained in the section of the Proxy Statement entitled "SPECIAL FACTORS--Opinion of Financial Advisor" is incorporated herein by reference.

Item 10.            Item 1007(a)   Source of Funds. The information contained in
Source and Amounts                 the section of the Proxy Statement entitled
of Funds or Other                  "FUNDING OF THE MERGER--Expenses of the
Consideration.                     Merger" is incorporated herein by reference.

                    Item 1007(b)   Conditions.  Not applicable.

                    Item 1007(c) Expenses. The information contained in the section of the Proxy Statement entitled "FUNDING OF THE MERGER--Expenses of the Merger" is incorporated herein by reference.

                    Item 1007(d)   Borrowed Funds.  Not applicable.

Item 11.            Item 1008(a)   Securities Ownership. The information
Interest in                        contained in the section of the Proxy
Securities of the                  Statement entitled "SECURITY OWNERSHIP OF
Subject Company.                   CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is
                                   incorporated herein by reference.

                    Item 1008(b)   Securities transactions. Not applicable.

Item 12.            Item 1012(d)   Intent to tender or vote in a going-private
The Solicitation or                transaction.  The information contained in
Recommendation.                    the sections of the Proxy Statement entitled
                                   "SPECIAL FACTORS--Voting Agreement" and


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                                   "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                                   OWNERS AND MANAGEMENT" is incorporated
                                   herein by reference.

                    Item 1012(e) Recommendations of others. The information contained in the sections of the Proxy Statement entitled "INTRODUCTION," "SPECIAL FACTORS--Reasons for and Fairness of the Merger" and "SPECIAL FACTORS--Position of the Purchaser and Mr. Mendez as to the Fairness of the Merger; Purpose of the Merger" is incorporated herein by reference.

Item 13.            Item 1010(a)   Financial information. The information
Financial                          contained in the sections of the Proxy
Statements.                        Statement entitled "SPECIAL FACTORS--Certain
                                   Effects of the Merger" and "SELECTED
                                   FINANCIAL DATA" and in the Financial
                                   Statements included in the Proxy Statement is incorporated herein by reference.

                    Item 1010(b) Pro forma information. The information contained in the sections of the Proxy Statement entitled "SPECIAL FACTORS--Certain Effects of the Merger" and "SELECTED FINANCIAL DATA" is incorporated herein by reference.

Item 14.            Item 1009(a)   Solicitations or recommendations. The
Persons/Assets,                    information contained in the sections of the
Retained, Employed,                Proxy Statement entitled "VOTING AND
Compensated or Used.               PROXIES--Solicitation of Proxies; Expenses"
                                   and "SPECIAL FACTORS--Background of the
                                   Merger" is incorporated herein by reference.

                    Item 1009(b) Employees and corporate assets. The information contained in the sections of the Proxy Statement entitled "VOTING AND PROXIES--Solicitation of Proxies; Expenses" and "SPECIAL FACTORS--Background of the Merger" is incorporated herein by reference.

Item 15.            Item 1011(b)   Other material information. The information
Additional                         contained in the Proxy Statement, including
Information.                       all appendices thereto, is incorporated
                                   herein by reference.

Item 16.            Item 1016(a)   (1)  Preliminary Proxy Statement filed with
Exhibits.                               the SEC on April 25, 2001.

                                   (2)  Form of Proxy Card filed with the SEC
                                        along with the Proxy Statement.

                                   (3) Press Release of Firecom, dated April 4, 2001, incorporated by reference to
                                        Exhibit 99 filed with Firecom's Current
                                        Report on Form 8-K filed with the SEC on April 4, 2001.

                                   (4)  Press Release of Firecom, dated
                                        January 24, 2001, incorporated by
                                        reference to Exhibit 99.1 filed with
                                        Firecom's Current Report on Form 8-K
                                        filed with the SEC on January 25, 2001.

                                   (5) Offer Letter dated January 24, 2001 from Paul Mendez and other principal shareholders of Firecom, Inc. to Firecom, incorporated by reference to Exhibit 99.2 filed with Firecom's Current Report on Form 8-K filed with the SEC on January 25, 2001.

                                   (6)  Shareholder and Voting Agreement dated
                                        January 24, 2001, incorporated by
                                        reference to Exhibit B filed with
                                        Amendment No. 6 to the Schedule 13D of
                                        Paul Mendez filed with the SEC on
                                        January 29, 2001.


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


                                   (7)  Amendment to the 2001 Voting Agreement,
                                        dated April 3, 2001, incorporated by
                                        reference to Exhibit C filed with
                                        Amendment No. 7 to the Schedule 13D of
                                        Paul Mendez filed with the SEC on
                                        April 4, 2001.

                    Item 1016(b)   Not applicable.

                    Item 1016(c)   (1)  Opinion of Burnham Securities, Inc.,
                                        addressed to the Independent Committee
                                        and the Board of Directors, dated as of
                                        April 3, 2001, attached as Annex B to
                                        the Proxy Statement.

                    Item 1016(d)   (1)  Agreement and Plan of Merger, dated as
                                        of April 3, 2001, by and between
                                        Firecom, Inc. and ALRM Acquistion Inc.,
                                        attached as Annex A to the Proxy
                                        Statement.

                                   (2)  1986 Incentive and Non-Qualified Stock
                                        Option Plan, as amended.

                                   (3) Distributors Stock Option Plan, dated as of May 1, 1998.

                    Item 1016(f)   (1)  Sections 623 and 910 of the New York
                                        Business Corporation Law, attached as
                                        Annex C to the Proxy Statement.

                    Item 1016(g)   Not applicable.


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


                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  April 25, 2001

                                             FIRECOM, INC.


                                             By:  /s/ Paul Mendez
                                                -------------------------------
                                                Name:  Paul Mendez
                                                Title: President


                                             ALRM ACQUISITION INC.


                                             By:  /s/ Paul Mendez
                                                -------------------------------
                                                Name:  Paul Mendez
                                                Title: President




                                                  /s/ Paul Mendez
                                             ----------------------------------
                                                  Paul Mendez

                                  EXHIBIT INDEX

EXHIBIT NO.                                  DESCRIPTION
-----------                                  -----------

(a)(1)         Preliminary Proxy Statement filed with the SEC on April 25, 2001.

(a)(2)         Form of Proxy Card filed with the SEC along with the Proxy
               Statement.

(a)(3) Press Release of Firecom, dated April 4, 2001, incorporated by reference to Exhibit 99 filed with Firecom's Current Report on Form 8-K filed with the SEC on April 4, 2001.

(a)(4) Press Release of Firecom, dated January 24, 2001, incorporated by reference to Exhibit 99.1 filed with Firecom's Current Report on Form 8-K filed with the SEC on January 25, 2001.

(a)(5) Offer Letter dated January 24, 2001 from Paul Mendez and other principal shareholders of Firecom, Inc. to Firecom, Inc., incorporated by reference to Exhibit 99.2 filed with Firecom's Current Report on Form 8-K filed with the SEC on January 25, 2001.

(a)(6) Shareholder and Voting Agreement dated January 24, 2001, incorporated by reference to Exhibit B filed with Amendment No. 6 to the Schedule 13D of Paul Mendez filed with the SEC on January 29, 2001.

(a)(7) Amendment to the 2001 Voting Agreement, dated April 3, 2001, incorporated by reference to Exhibit C filed with Amendment No. 7 to the Schedule 13D of Paul Mendez filed with the SEC on April 4, 2001.

(c) Opinion of Burnham Securities, Inc., addressed to the Independent Committee and the Board of Directors, dated as of April 3, 2001, attached as Annex B to the Proxy Statement.

(d)(1) Agreement and Plan of Merger, dated as of April 3, 2001, by and between Firecom, Inc. and ALRM Acquistion Inc., attached as Annex A to the Proxy Statement.

(d)(2)         1986 Incentive and Non-Qualified Stock Option Plan, as amended.

(d)(3)         Distributors Stock Option Plan, dated as of May 1, 1998.

(f) Sections 623 and 910 of the New York Business Corporation Law, attached as Annex C to the Proxy Statement.

(g)            Not applicable.


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